Exhibit 21.1

SIGNIFICANT SUBSIDIARIES

Corporation Name	% Owned	State of Inc.	Date Incorporated
NDL Products, Inc.	100%	FL	12/16/94
Point Blank Body Armor, Inc.	99%*	DE	01/27/95
Protective Apparel Corporation of America	100%	NY	01/09/75

*	In December 2003, Point Blank Body Armor, Inc. (“PB”) issued a 0.65% equity interest to an unaffiliated third party, thereby reducing the Company’s percentage ownership of PB to 99.35%.